One Planet Group Acquires AutoWeb Inc.

Walnut Creek, Calif., (August 31, 2022) – One Planet Group LLC (“One Planet Group”) today announced that it has successfully completed its acquisition of AutoWeb, Inc. (Nasdaq: AUTO), an automotive matchmaking platform connecting in-market car shoppers to their preferred vehicle transactions. AutoWeb will continue independent operations as a privately held company, with Payam Zamani taking over as President and CEO. Zamani was a co-founder of the original AutoWeb.com, which made a stock market debut in 1999.

"I am so excited to welcome AutoWeb into the One Planet Group family," states Payam Zamani, Founder and CEO of One Planet Group. "AutoWeb has an incredible legacy in the automotive space, and I believe that its brand, assets, and expertise offer a foundation that will allow us to build it back into a business that will lead the next evolution of the industry."

AutoWeb provides high-quality consumer leads, clicks, and associated marketing services to automotive dealers and manufacturers throughout the United States. The company also provides consumers with robust and original online automotive content to help them make informed car-buying decisions. Since 1995, the company has helped tens of millions of automotive consumers research vehicles; connected thousands of nationwide dealers with motivated car buyers; and has helped most major automakers market their brands online. AutoWeb will be operated as a standalone privately-held business, and will not be merged with any other One Planet Group entities.

The deal was structured as an all-cash tender offer followed by a back-end merger, and the tender offer expired as scheduled at one minute after 11:59 P.M., New York City time, on Tuesday, August 30, 2022 (midnight). As of that time, a total of 9,397,038 shares were validly tendered and not withdrawn from the tender offer, representing approximately 66.9% of the number of shares that were issued and outstanding as of midnight on Tuesday, August 30, 2022. The minimum tender condition and all other conditions for the tender offer were satisfied and, early in the morning on Wednesday, August 31, 2022, One Planet Group accepted for payment all shares validly tendered and not properly withdrawn. Following its acceptance of the tendered shares, One Planet Group caused a wholly-owned subsidiary to merge with AutoWeb and, as a result, all AutoWeb shares not purchased in the tender offer (other than shares owned by One Planet Group, AutoWeb and their respective wholly owned subsidiaries and shares as to which the holder thereof has properly exercised appraisal rights under Delaware law) were converted into the right to receive the same amount in cash (without interest and subject to applicable withholding taxes) that would have been paid had such shares been purchased in the tender offer.

AutoWeb will join One Planet Group’s robust portfolio of wholly-owned companies which include Buyerlink, a leading online marketplace for performance-based marketing; California.com, a curated guide to traveling and living in California; Contractors.com, a site connecting homeowners and service providers; and Quite Remarkable, a boutique creative agency. One Planet Group also holds an investment portfolio with over 40 startups and operates BahaiTeachings.com, a non-profit platform that shares personal perspectives to promote the oneness of humanity.

About One Planet Group LLC

One Planet Group is a closely held private equity firm that owns a suite of online technology and media businesses while also investing in early-stage companies. Owned and operated businesses span a variety of industries including ad tech, publishing, and media. One Planet Group’s mission is to support strong business ideas while building an ethos that helps improve society and give back to communities.

Infused with foundational values which promote diversity and inclusion, unity, service to humanity, and excellence in all things, One Planet Group strives to foster an environment that promotes equality, love, and empowerment.

The company’s investment portfolio includes over 40 startups representing a diverse group of innovative tech-enabled products and solutions. Investing primarily in high-growth early-stage entities, the focus is on companies that aspire to the concept of ‘Innovation + Intention.’ Specific areas of focus include the future of mobility, education technology, health technology, and environmental solutions.

One Planet Group’s core operating businesses include Buyerlink, a leading online marketplace for performance-based marketing; California.com, a curated guide to traveling and living in California; Contractors.com, a site connecting homeowners and service providers; and Quite Remarkable, a boutique creative agency. One Planet Group also operates BahaiTeachings.com, a non-profit platform that shares personal perspectives to promote the oneness of humanity.

One Planet Group was founded by tech entrepreneur Payam Zamani in 2015. With offices and employees in over ten countries, their global headquarters is located in Walnut Creek, California.

About AutoWeb, Inc.

AutoWeb, Inc. provides high-quality consumer leads, clicks, and associated marketing services to automotive dealers and manufacturers throughout the United States. The company also provides consumers with robust and original online automotive content to help them make informed car-buying decisions. The company pioneered the automotive Internet in 1995 and has since helped tens of millions of automotive consumers research vehicles; connected thousands of dealers nationwide with motivated car buyers; and has helped every major automaker market its brand online.

Media Contact

Miriam Cohen, Director of PR & Communications

miriam@oneplanetgroup.com | 310.592.5238